CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

January 20, 2010

Mr. Ernest Greene
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China Infrastructure Construction Corporation Form 10-K for Fiscal year Ended May 31, 2009 File No. 333-146758

Dear Mr. Greene:

Reference is made to your comment letter, dated January 13, 2010, relating to the subject Form 10-K (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto:

3. Summary of Significant Accounting Policies, page F-6

General

2.
We have read your response to comment six from out letter dated October 1, 2009. On page F-7, you indicate that all costs incurred for shipping and handling are included in cost of sales. However, in your proposed disclosure you indicate that out bound freight costs are included in selling, general, and administrative expenses. Please clarify whether all shipping and handling costs are included in cost of sales. If shipping and handling costs are significant and are not included in cost of sales, please disclose both the amounts of such costs and the line item(s) on the income statement that include them. Refer to EITF-00-10.

Mr. Ernest Greene
U.S. Securities and Exchange Commission
January 20, 2010

Response:

We have revised the following footnote in our footnote 3 Summary of Significant Accounting Policies:

“Cost of Goods Sold

Cost of goods sold consists primarily of the costs of the raw materials, shipping and handling charges, direct labor, depreciation of plant and machinery, warehousing cost and overhead associated with the manufacturing process and commission expenses.

Selling, General and Administration Expenses

Selling, general and administrative expenses include costs incurred in connection with performing selling, general and administrative activities such as executives and administrative and sale employee salaries, related employee benefits, office supplies, and professional services (legal and audit).”

3.
We read your response to comment seven from our letter dated October 1, 2009. Please revise your footnote to disclose in manner similar to your supplemental response that rewards or incentives given to your customers are treated as a reduction of revenue.

Response:

We have revised the following footnote in our footnote 3 Summary of Significant Accounting Policies:

“Revenue Recognition

The Company receives revenue from sales of concrete products. The Company's revenue recognition policies are in compliance with ASC 605 (previously Staff Accounting Bulletin 104). Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Our sales are non-returnable. Therefore, we do not estimate deductions or allowance for sales returns. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Our products delivered to customers would be checked on site by customers and, once the products are accepted by customers, they will sign the acceptance notice. There is no warranty issue after the delivery.

Mr. Ernest Greene
U.S. Securities and Exchange Commission
January 20, 2010

Reward or incentive given to our customers is an adjustment of the selling prices of our products therefore the consideration is characterized as a reduction of revenue when recognized in our income statement.

The Company recognizes its revenues net of value-added taxes (“VAT”).  The Company is subject to VAT which is levied at the rate of 6% on the invoiced value of sales. However, the Company enjoys a free VAT policy according to the national policy, which encourages the development of the cement industry if the manufacturer satisfies the environmental protection requirements. The Company has enjoyed the free VAT policy from January 1, 2006 and has been reviewed every year by the local tax bureau.”

Thank you for your assistance and cooperation.

China Infrastructure Construction Corporation

By:	/s/ Yiru Shi
Yiru Shi
Chief Financial Officer